3/11/2003

03014640

...ES
...E COMMISSION
20549

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SEC FILE NUMBER
8- 50271

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 28 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Brokerage America, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 N. Meramec
(No. and Street)

Clayton (City) MO (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judith A. Paynk (314) 889-1067
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose *opinion is* contained *in* this Report*

KPMG
(Name - if *individual, state last,* first, *middle name*)

10 South Broadway Ste 900 (Address) St. Louis (City), MO (State) 63102 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judith A. Payuk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Brokerage America, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Compliance/Operations Director

Title

Notary Public

BETH ALBRIGHT
St. Louis County
My Commission Expires
November 5, 2004

This report" contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions *of confidential treatment of certain portions of this filing*, see *section 240.17a-5(e)(3).*

FIRST BROKERAGE AMERICA LLC

Table of Contents

KPMG

10 South Broadway
Suite 900
St Louis, MO 63102-1761

Independent Auditors' Report

The Board of Members
First Brokerage America LLC:

We have audited the accompanying statements of financial condition of First Brokerage America LLC (the Company) as of December 31, 2002 and 2001, and the related statements of income, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Brokerage America LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 7, 2003

FIRST BROKERAGE AMERICA LLC

Statements of Financial Condition

December 31, 2002 and 2001

Assets		**2002**	**2001**
Cash and short-term investments	$	561,552	1,007,574
Warrants		20,100	20,100
Investment securities		39,000	39,000
Accounts receivable		144,754	124,344
Furniture, fixtures and equipment, net		62,259	6,217
Other assets		5,002	11,107
Total assets	$	832,667	1,208,342
Liabilities and Members' Equity			
Liabilities:			
Accounts payable and accrued expenses	$	140,634	128,370
Members' equity:			
Members' capital		176,000	176,000
Retained earnings		516,033	903,972
Total members' equity		692,033	1,079,972
Total liabilities and members' equity	$	832,667	1,208,342

See accompanying notes to financial statements.

FIRST BROKERAGE AMERICA LLC

Statements of Income

Years ended December 31, 2002 and 2001

	2002	2001
Income:		
Concession and fee income:		
Gross concession and fee income	$ 3,263,052	3,037,025
Less commissions	998,547	954,547
Net concession and fee income	2,264,505	2,082,478
Interest income	6,166	12,079
Miscellaneous income	52,523	38,903
Total income	2,323,194	2,133,460
Expense:		
Salaries and employee benefits	603,464	594,103
Trade clearing and execution fees	168,330	173,177
Rent	112,271	104,355
Travel	95,801	88,586
Office equipment	20,063	41,910
Professional fees	69,785	9,064
Licensing	30,995	25,829
Insurance	5,992	11,406
Depreciation	18,404	5,285
Other	86,028	89,144
Total expense	1,211,133	1,142,859
Net income	$ 1,112,061	990,601

See accompanying notes to financial statements.

FIRST BROKERAGE AMERICA LLC

Statements of Members' Equity

Years ended December 31, 2002 and 2001

		Members' capital	Retained earnings	Total members' equity
Balance at December 31, 2000	$	176,000	273,371	449,371
Net income		—	990,601	990,601
Distributions to members		—	(360,000)	(360,000)
Balance at December 31, 2001		176,000	903,972	1,079,972
Net income		—	1,112,061	1,112,061
Distributions to members		—	(1,500,000)	(1,500,000)
Balance at December 31, 2002	$	176,000	516,033	692,033

See accompanying notes to financial statements.

FIRST BROKERAGE AMERICA LLC

Statements of Cash Flows

Years ended December 31, 2002 and 2001

		2002	2001
Cash flows from operating activities:			
Commissions received, net of commissions paid	$	2,230,343	2,114,205
Cash paid to suppliers, affiliates and employees		(1,160,608)	(1,132,030)
Interest income		6,166	12,079
Miscellaneous income		52,523	38,903
Net cash provided by operating activities		1,128,424	1,033,157
Cash flows from investing activities:			
Purchase of furniture, fixtures and equipment		(74,446)	(2,999)
Cash flows from financing activities:			
Distributions to members		(1,500,000)	(360,000)
Net (decrease) increase in cash and cash equivalents		(446,022)	670,158
Cash and cash equivalents at beginning of year		1,007,574	337,416
Cash and cash equivalents at end of year	$	561,552	1,007,574
Reconciliation of net income to net cash provided by operating activities:			
Net income	$	1,112,061	990,601
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		18,404	5,285
(Increase) decrease in accounts receivable and other assets		(14,305)	23,344
Increase in accounts payable and accrued expenses		12,264	13,927
Net cash provided by operating activities	$	1,128,424	1,033,157

See accompanying notes to financial statements.

FIRST BROKERAGE AMERICA LLC

Notes to Financial Statements

December 31, 2002 and 2001

(1) Organization

First Brokerage America LLC (the Company) was created on February 27, 1997 and began operations on February 25, 1998. During 1997, the members contributed $175,000 to the Company. The Company is owned equally by three members. The Company is a registered broker/dealer and does not carry customer accounts or perform custodial functions relating to customer securities.

The Company is affiliated with First Banks, Inc. (First Banks) through common ownership. The Company currently operates in two First Banks subsidiary financial institutions, First Bank and First Bank and Trust, throughout Missouri, Illinois, Texas and California.

(2) Summary of Significant Accounting Policies

Securities Transactions

Securities transactions and all concession and fee income are recorded as earned on a settlement date basis.

Warrants and Investment Securities

Warrants and investment securities are stated at fair value which approximates amortized cost. Any unrealized gains or losses resulting from adjusting to fair value are included in the statements of income.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost, less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets, which range from one to five years. Property additions and betterments are capitalized, while maintenance and repairs which do not extend the useful life of the asset are expensed as incurred.

Statements of Cash Flows

For purposes of the statements of cash flows, cash and cash equivalents include cash and short-term investments.

Income Taxes

No provision for income taxes is made because the liability for income taxes represents an obligation of the individual members and not of the Company.

Use of Estimates

Management is required to make estimates and assumptions during the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They also affect the reported amounts of net income during the year. Actual results could differ from these estimates and assumptions.

Reclassifications

Certain reclassifications of 2001 amounts have been made to conform with the 2002 presentation. Such reclassifications have no effect on previously reported net income.

(3) Warrants and Investment Securities

The Company owns warrants allowing them to purchase common stock of The Nasdaq Stock Market, Inc. for the period from June 28, 2002 through June 27, 2006 at specified prices. Additionally, the Company owns 3,000 shares of common stock of The Nasdaq Stock Market, Inc.

(4) Employee Benefits

Substantially all of the employees of the Company can elect to participate in First Banks' 401(k) plan, a self-administered savings and incentive plan. The plan assets are held and managed under a trust agreement with the trust department of First Bank. Under the plan, employer matching contributions are determined annually by First Banks' board of directors. Employee contributions are limited to 15% of the employee's annual compensation not to exceed $11,000 for 2002. The Company's contributions under the plan were $25,522 and $22,659 for the years ended December 31, 2002 and 2001, respectively.

(5) Related-party Transactions

The Company has brokerage service agreements with First Bank and First Bank & Trust, subsidiaries of First Banks, whereby the Company pays a monthly rental fee. The monthly rental fee is based on factors including square feet occupied, number of representatives, continuing education, training and volume of sales. The rental fee totaled $112,271 and $104,355 for the years ended December 31, 2002 and 2001, respectively.

First Banks paid $27,600 to the Company in 2002 and 2001 for access to information provided by the Company. These amounts were recorded as miscellaneous income in the statements of income.

(6) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $541,183, which was in excess of the required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.26 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule. The Company's clearing firm is Fiserv Securities, Inc.

Schedule

FIRST BROKERAGE AMERICA LLC

Computation of Uniform Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2002

Net capital:		
Total members' equity	$	692,033
Deductions:		
Haircut on short-term investments		8,798
Nonallowable assets		142,052
Net capital	$	541,183
Aggregate indebtedness – item included in the statements of financial condition – accounts payable and accrued expenses	$	140,634
Computation of basic net capital requirement – minimum net capital required*		50,000
Excess net capital	$	491,183
Ratio – aggregate indebtedness to net capital*		.26 to 1

* In accordance with Rule 15c3-1, the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1, and net capital cannot fall below 6-2/3% of aggregate indebtedness or $50,000, whichever is greater.

Note: The computation of net capital included on this schedule does not differ materially from the Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2002.

See accompanying independent auditors' report.